Filed by BlackRock MuniYield Quality Fund, Inc.

pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-6

under the Securities Exchange Act of 1934

Subject Company: BlackRock Massachusetts Tax-Exempt Trust

File No. 333-248768

Date: January 22, 2021

MAKE YOUR VOTE COUNT - PLEASE VOTE NOW!

IMPORTANT NOTICE FOR SHAREHOLDERS OF:

BLACKROCK MASSACHUSETTS TAX-EXEMPT TRUST (“MHE”)

BLACKROCK MUNIYIELD ARIZONA FUND, INC. (“MZA”)

BLACKROCK MUNIYIELD QUALITY FUND, INC. (“MQY”)

Dear Shareholder,

We’ve made multiple attempts to reach you about important proposals affecting your BlackRock funds and recently mailed you proxy materials relating to proposals to be voted on at a joint special meeting of shareholders of MHE, MZA and MQY (the “Funds”) (the “Joint Special Meeting”). Due to insufficient shareholder participation and to allow shareholders additional time to submit their voting instructions, the Joint Special Meeting which will be held in a virtual meeting format has been adjourned until February 12, 2021 at 4:00 p.m. (Eastern Time)

This letter was sent because you held shares in one or more funds on the record date and we have not received your vote.

The Board of Directors/Trustees of each fund recommends that you vote “FOR” the approval of the applicable proposal(s).

It is important that you vote, no matter how large or small your holdings may be.

We urge you to vote “FOR” the proposal(s) by using one of the following options:

1. Vote Online	2. Vote by Touch-Tone Phone	3. Vote By Mail
by logging onto the website listed on the enclosed proxy card or voting instruction form and following the instructions	by calling the toll-free number on the enclosed proxy card or voting instruction form and following the instructions	by completing and returning your executed proxy card or voting instruction form in the postage paid envelope provided

Voting now will minimize additional adjournments and more mailings - a costly process for the fund(s) and you as a shareholder.

The proxy materials contain important information; please read them carefully. Copies of the Joint Proxy Statement/Prospectus are available for free on the Securities and Exchange Commission’s website at www.sec.gov or by visiting https://www.proxy-direct.com/blk-31540 or by calling Georgeson LLC (“Georgeson”), the Funds’ proxy solicitor toll free at 1-866-767-8867.

If you have any questions about the proposals, please call Georgeson, toll free at 1-866-767-8867.

If you have already voted, please disregard this notice.

Thank you for voting!

MQY_ADJ2